SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

McGrath RentCorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

580589 – 10 – 9 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s) )

CUSIP No. 580589-10-9	13G

1.	Names of Reporting Persons. S.S. I.R.S. Identification Nos. of above persons Robert P. McGrath ###-##-####

2.	Check the Appropriate Box if a Member of a Group * (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U S A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 55,063 6. Shared Voting Power 1,847,756 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,847,756

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,933,209

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11.	Percent of Class Represented by Amount in Row (9) 15.9%

12.	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer: McGrath RentCorp

	(b)	Address of Issuer’s Principal Executive Offices 5700 Las Positas Road, Livermore, CA 94551

Item 2.	(a)	Name of Person Filing: Robert P. McGrath

	(b)	Address of Principal Business Office or, if none, Residence: 5700 Las Positas Road, Livermore, CA 94551

	(c)	Citizenship: United States of America

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 580589-10-9

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

N / A

Item 4.	Ownership.

(a) Amount beneficially owned: 1,933,209

(b) Percent of class: 15.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 55,063

(ii) Shared power to vote or to direct the vote: 1,847,756

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,847,756

Item 5.	Ownership of Five Percent or Less of a Class. N / A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N / A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N / A

Item 8.	Identification and Classification of Members of the Group. N / A

Item 9.	Notice of Dissolution of Group. N / A

Item 10.	Certification. N / A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13 2004 (Date)

/s/ Robert P. McGrath
(Signature)

Robert P. McGrath, Chairman of the Board
(Name/Title)